Appointment of Executive Officer

On February 12, 2009, Board of Directors of Shinhan Financial Group (“SFG”) appointed Chan-Hee Jin as the new Deputy President of the Group.

Mr. Chan-Hee Jin was formerly the Executive Vice President in charge of the Treasury & Global Banking Group of Shinhan Bank, a wholly owned bank subsidiary of SFG. Mr. Jin also served as the General Manager for the Yeouido Investment & Finance Center of Shinhan Bank in 2007 and the Deputy General Manager of the Investing Banking Department of Shinhan Bank in 2006.